Exhibit 17

December 2, 2002

To the Peninsula Holdings Group, Ltd. / SATX, Inc. board of directors:

Now that SATX’s Chapter 11 Plan of Reorganization has been confirmed by the Bankruptcy Court, it has changed its name. The firm will now be known as Peninsula Holdings Group, Ltd. As part of the restructuring plan, I, Garry McHenry resign my position as president of former SATX effective today December 2, 2002. I thank everyone for working with me as a team during the bankruptcy. I enthusiastically accept the position as Vice President of the new company Peninsula Holdings Group, Ltd. I look forward to working with our new president Mrs. Lilly Beter, and all current officers in an effort to make the company a success for the shareholders.

I, Lilly Beter am very happy to be able to work for the company and shareholders as President to establish Peninsula Holdings Group, Ltd. as a strong, diverse, international company. The company is going on a road tour to announce and describe the five new divisions that constitute Peninsula Holdings at this time. The new management has decided not to promote any of the previous SATX, Inc. products.

The following five new divisions, which will all be global companies, will be part of the exciting future direction that we envision for Peninsula Holdings. Total Telephone Concepts, Inc. owns and operates inmate telephone systems in seven states, with plans to continue expanding throughout the world; Intelligent Medicine, Inc., operates within the Healthcare Technology Industry specifically referred to as Medical Informatics; First Genesis, Inc., has developed an intellectual property called GAF or Global Application Framework, which is a technology, used in the Health Informatics Industry for managing patients medical records; Iceberg Oil and Gas, Inc., will purchase certain oil and natural gas platforms with existing proved reserves. It will target acquisitions from owners that are currently in a distressed situation, and where possible, acquire developed properties, aggressively manage and exploit all properties, and use technological expertise to develop reserves; and High Yield Financial, Inc. will be in the business of purchasing high yield, low grade defunct credit risks of mortgages, more commonly known as “non performing bond pools.” It will buy the bond pools at an average approximate price of between 33 to 65 cents on the dollar. There are times when the purchase price will be lower than 33 cents and/or higher than 65 cents, depending on the pool that is purchased. The Company intends to buy the pools, repackage the performing bonds and sell them.  It will take the non-performing bonds and sell the assets that were used to securitize each bond.

A new board will be chosen on Friday December 13, 2002. Our goal is to develop strong diverse divisions with substantial assets throughout the company with visionary management who will help me build Peninsula Holdings into a successful worldwide enterprise. The offices of Peninsula Holdings will be at 2424 North Federal Highway, Suite 160, Boca Raton, Florida 33431. A company website is being produced, and all future disclosure documents will be posted on our website in the ensuing months.

/s/ Lilly Beter
Lilly Beter, President

/s/ Garry McHenry
Garry McHenry, Vice President